    As filed with the Securities and Exchange Commission on May    , 1999
                               File No. 333-51373

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                  Amendment 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                ---------------


                         KALEIDOSCOPE MEDIA GROUP, INC.
             (Exact name of Registrant as specified in its charter)


             Delaware                            93-0957030
 (State or other jurisdiction of               (I.R.S. Employer
  incorporation or organization)            Identification Number)

                              244 West 54th Street
                            New York, New York 10019
                                  (212)757-0700
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                      HENRY SIEGEL, Chief Executive Officer
                              244 West 54th Street
                            New York, New York 10019
                                  (212)757-0700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                   Copies to:

                           MICHAEL D. DiGIOVANNA, Esq.
                           PARKER DURYEE ROSOFF & HAFT
                                529 Fifth Avenue
                            New York, New York 10017
                                 (212) 599-0500

  Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

=======================================================================================================================
  Title of Each Class of        Amount to be            Proposed             Proposed Maximum             Amount of
     Securities to be          Registered (1)            Maximum            Aggregate Offering           Registration
        Registered                                   Offering Price               Price                      Fee
                                                        Per Share
-----------------------------------------------------------------------------------------------------------------------
Common Stock, par
value $.001 per share          55,526,979                $2.05                 $11,383,030.70               $3,164.48
=======================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of which $804.51 represents the filing fee for 12,570,539 shares and is upon the filing of this Registration Statement. The balance of the Fee is based upon the average of the bid and asked prices of the Common Stock on the OTC Bulletin Board on May 7, 1999.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       Subject to Completion, May 14, 1999

                                55,526,979 shares

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                  Common Stock

         This Prospectus relates to 55,526,979 shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Kaleidoscope Media Group, Inc. (the "Company"), which shares are being offered for sale by the persons named herein under the caption "Selling Stockholders" (the "Selling Stockholders"). Such shares of Common Stock are all currently issued and outstanding. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Selling Stockholders."

                    See "Risk Factors" commencing on page 7.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
           SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
            SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

         The Company has agreed to pay all expenses of registration in connection with this offering but will not receive any of the proceeds from the sale of the Shares being offered hereby. The Selling Stockholders will pay all brokerage commissions and other similar expenses incurred by them in this offering. The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the purchase price of the Shares sold, less the aggregate brokerage commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company.

         The Common Stock being offered hereby by the Selling Stockholders has not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Common Stock should confirm the registration thereof under the securities law of the state in which such transactions occur, or the existence of any exemption from registration.

         The Common Stock is quoted on the OTC Bulletin Board. On May 7, 1999 the closing bid price of the Common Stock was $.19 per share.

                  The date of this Prospectus is       , 1999

                                TABLE OF CONTENTS

                                                                   Page
                                                                   ----
Available Information..............................................  2
Incorporation of Certain Documents by Reference....................  3
The Company........................................................  5
Risk Factors.......................................................  6
Selling Stockholders............................................... 10
Plan of Distribution............................................... 11
Description of Securities.......................................... 12
Legal Matters...................................................... 14
Experts ........................................................... 14


         No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus or incorporated by reference to this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information contained herein is correct as of any time subsequent to its date.


                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Company files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60621. Copies of such material may be obtained from the Public Reference Section of the Commission at prescribed rates by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information of issuers that file electronically with the Commission. The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         Incorporated herein by reference are the following documents filed by the Company with the Commission (File No. 0-17591) under the Exchange Act:

         (a) The Company's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1998.

         (b) The Company's Report on Form 8-K dated April 6, 1999 filed with the Securities and Exchange Commission as amended on April 26, 1999 and April 29, 1999 on Form 8K/A.

         All documents filed by the Company with the Commission pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent hereto, but prior to the termination of this offering, shall be deemed to be incorporated herein by reference and to be a part hereof from their respective dates of filing. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written and oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated into this Prospectus by reference (other than the exhibits to such documents). Requests for such copies should be directed to:

                    Irving Greenman, Chief Financial Officer
                         Kaleidoscope Media Group. Inc.
                              244 West 54th Street
                            New York, New York 10019

                        Telephone Number: (212) 757-0700

                                   THE COMPANY

General

Corporate History

         Kaleidoscope Media Group, Inc. (the "Company"), then called BNN Corporation ("BNN") and a publicly traded corporation without operations, acquired all of the outstanding shares of Kaleidoscope Media Group, Inc., a private corporation (now called HSPSMM, Inc. and referred to herein as "HSPS"), on October 22, 1996. The transaction was effected by issuing shares of common stock of the Company in an amount that resulted in the original HSPS shareholders receiving approximately 40.3% of the then outstanding shares of the Company. For financial reporting purposes, the transaction was recorded as a recapitalization of HSPS. HSPS is the continuing, surviving entity for accounting purposes, but the Company is the continuing entity for legal purposes. On December 3, 1997, the Company, a Nevada corporation, was reincorporated in the State of Delaware under its present name.

         HSPS was formed on May 3, 1996 by the issuance of approximately 59.8% of its outstanding shares (equivalent to 5,685,688 shares of common stock of the Company) for approximately 91% of the outstanding shares of SeaGull Entertainment, Inc., ("SeaGull") and the issuance of approximately 40.2% of its outstanding shares (equivalent to 3,814,312 shares of common stock of the Company) for the all of the outstanding shares of two affiliated corporations constituting the Kaleidoscope Sports Group ("KSG")). For financial reporting purposes, this transaction was recorded as a purchase of HSPS by SeaGull. In 1996, SeaGull acquired as treasury stock, the remaining 9% of its outstanding shares not then owned by HSPS. In 1997, the Company disposed of substantially all of its sports related properties of KSG.


Introduction

         At the beginning of 1998, The Company was a diversified entertainment, sports and direct marketing company that operated, under three divisions through subsidiaries.

         In December 1998 the Company determined to curtail all significant operations of both the sports and direct marketing divisions. While the Company may market existing content owned by these divisions, for the foreseeable future it will concentrate its efforts on its entertainment division.

         During 1998 the Company incurred significant losses in the entertainment division as the introduction of programming was either postponed, or not introduced at all. In addition, sales of programs were less than anticipated. As a result, the Company took steps to reduce or eliminate costs by moving offices to less costly quarters, reducing the number of employees and, most important, establishing strategic alliances with production and distribution companies. The Company determined not to be responsible for the financing of production costs of its programs unless such financing was restricted to future distribution proceeds.

         The principal executive offices of the Company are located at 244 West 54th Street, New York, New York and its telephone number is (212) 757-0700.

Business Strategy

         With respect to its entertainment operations, the Company focuses primarily on production and distribution of television products. The Company attempts to use strategic partnerships and pre- sales of distribution rights to finance production budgets once the Company has identified television properties to develop and produce. In addition, the Company emphasizes cost-effective production techniques and the pre-sale of advertising time and foreign distribution agreements by its television syndication operations to further attempt to limit or cover the costs of production. This strategy is important in maximizing the Company's profit from its television production operations and minimizing the risk of loss of capital. The Company believes that its expertise in both television production and domestic and foreign syndication is an important factor in its ability to successfully compete in this area.

         The Company's distribution strategy is to become a leader in the international distribution of television properties in two categories: (i) one hour action dramas and mini series and; (ii) children's programming. In furtherance of achieving its strategic goals, the Company is seeking to expand its television operations through the acquisition of distribution and other representation rights to entertainment properties.

         During 1998 and early 1999 the Company entered into arrangements with
(i) Victory Media of Germany for funding of mini-series like "Shaka Zulu" and "Diamond Hunters"; (ii) Abrams Gentile Entertainment for production of animated and live action series and specials and; (iii) BKS Entertainment for the domestic distribution of the Company's product. The latter venture becomes effective in second quarter of 1999 and should not only reduce costs significantly, but also strengthen its relationships in the U.S. domestic market. One of the first programs that BKS will be handling for KMG is the domestic distribution of "Digital Cafe 2000". This half-hour weekly series currently airing in the U.S., focuses on the internet, E-commerce and the impact of the computer on literally every aspect of our daily lives.

         The Entertainment Division (principally consisting of SeaGull's business activities) is primarily engaged in the business of and distributing domestically and internationally entertainment properties and exploiting the related licensing and merchandising opportunities. It also provides consulting services in the development of specialty television programming and is involved in the acquisition and distribution of entertainment library properties.

Recent Securities Developments

         From October 1998 through January 1999 the Company issued 1,000,000 shares of Common Stock to Robert Lancelotti at a purchase price of averaging $.10 per share.

         As of December 1998, the Company entered into a Settlement Agreement in conjunction with claims made by several groups of investors. Pursuant to the Agreement the Company issued warrants to purchase shares of the Company's Common Stock at $.10 per share. The shares underlying these warrants are being registered in this Offering.

         In December 1998 the Company issued warrants to purchase 1,000,000 shares of the Company's Common Stock to an investor for consolidation of the payment of indebtedness of the Company.

         Additionally, in January and February 1999 the Company sold 2,725,000 shares to several investors at prices ranging from $.05 per share, $.10 per share.

         The Company entered into a subsequent agreement with Mr. Robert Lancelotti and Mr. Byron Lerner for the issuance of shares to Messers. Lerner and Lancelotti. The Company is obligated to issue a total of 3,150,000 and 2,100,000 shares to Messrs. Lerner and Lancelotti, respectively. In certain circumstances these shares may be returned to the Company.

         In April 1999, the Company issued eight (8%) percent convertible promissory notes aggregating eight hundred fifty thousand dollars ($850,000) to foreign private investors. The Notes are convertible into an indeterminate number of shares at a conversion price of the lower of fifteen ($0.15) cents per share or 70% of the lowest closing price within sixty (60) days of conversion. In conjunction with the financing, the Company issued a total of 850,000 warrants at an exercise price of $.19. The Company has also issued an additional $1,250,000 of principal amount of notes which together with 1,250,000 of such warrants will be canceled upon certain circumstances.

         In April 1999, the Board authorized the Company to issue options to Henry Siegel, Paul Siegel, Henry Siegel Pension Fund and Ray Volpe in the amounts of 1,381,250, 2,012,500, 1,687,420 and 437,500, respectively, at an exercise price of $.10 per share. The Optionees have indicated that they may set off indebtedness owed to them against the exercise price. Indebtedness includes accrued salary is owed to Henry Siegel and Paul Siegel and in the case of the Henry Siegel Pension Fund against accrued interest and principal of a Note. The Company has also issued 2,435,190 shares in settlement of various claims.

                                  RISK FACTORS

         Each prospective investor should carefully consider the following risk factors, as well as all other information set forth elsewhere in this Prospectus and the documents incorporated by reference.

         This Prospectus and the documents incorporated by reference contain certain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the factors set forth below and elsewhere in this Prospectus and the documents incorporated by reference, including, but not limited to, (i) general economic conditions; (ii) competitive market influence; (iii) audience appeal and cultural reviews of its television programs; (iv) availability of funds; and (v) the ability to identify, acquire the rights to, and to develop quality properties.

Risk Factors Relating to the Company

Recent Losses Financial Condition

         The Company incurred a net loss of approximately ($5,659,000) for 1998 compared to a loss of approximately ($280,000) in 1997. There is no assurance that the Company will be operated profitablily in the future. In addition the Company has been dependent upon financing for its operations.


         Unpredictability of Business. Broadcast media and the entertainment and sports industries are highly speculative and historically have involved a substantial degree of risk. Audience appeal and profitability depend upon factors which cannot be ascertained reliably in advance and over which the Company may have no or very limited control, including, among other things, the unpredictability of critical reviews and changing public tastes. There is no reliable predictor of an entertainment or sports program's popularity, even a production involving highly experienced and respected talent may not be successful. As a result, the ultimate profitability to the Company of properties and ventures in which it has, or may acquire, an interest cannot be assured and will depend upon many factors including those over which the Company will have little or no control.

         Dependence on New Products. The Company's growth will be dependent on its ability to identify, acquire the rights to, and develop quality properties which can be produced and sold at acceptable profit margins. It will also be dependent on the Company's ability to negotiate in its production contracts the necessary rights to oversee and generate revenue from the development, production, distribution and sale of ancillary products related to such projects. There can be no assurance that the Company will be successful in identifying, acquiring the rights to, and developing quality properties that will be successfully produced, distributed and marketed to the public. There also can be no assurances that in its production contracts, the Company will be able to negotiate and maintain the rights to such produced project in orders to generate revenue from the sale of ancillary products. A failure to identify, acquire and develop new properties for production, distribution and marketing to the public or a failure to retain sufficient rights to generate revenue from the sale of ancillary products would have an adverse impact on the Company's future performance.

         Possible Loss of Project Development Costs. Although the Company has participated in creating and producing many projects, the Company has had to forego retaining substantial equity and control of distribution rights in return for the total funding of its productions. To increase equity positions in projects, the Company, prior to production, will be required to make larger financial commitments for acquisition of film rights in various properties and to bear the risk of loss of the cost of these film rights if the acquired or developed property is not sold or produced. There can be no assurances, however, that the Company will be able to recover all development costs or maintain significant equity positions or distribution rights in these productions.

         Need for Additional Financing and Financing Arrangements. In order to realize its objectives, the Company may have a need for additional capital in the future. If so, the Company intends to seek such capital through public or private borrowing or equity financings. Any additional equity financings may be dilutive to stockholders, and debt financing, if available, may involve restrictions on dividends. Adequate funds, whether obtained through financial markets or other arrangements with corporate partners or other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its development projects, with an adverse effect on the Company's future performance.

         The Company from time to time has obtained additional financing from the sale of its securities and may do so in the future. The Company has also issued warrants in connection with loans and advances to it and may do so in the future. Finally, the Company is contemplating forming one or more limited liability corporations to finance its projects. See, Recent Securities Developments.

         Competition. Competition in the television production industry and multimedia industries is intense since there are numerous suppliers of product. In the television production business the Company will compete for the acquisition of artistic properties and the services of creative and technical personnel with major entertainment companies that are engaged in the television production business. The Company will also be competing for available production financing and favorable television arrangements, and for the public's interest in, and acceptance of, its creative products. As the Company attempts to expand its product base, it expects to face greater competition from larger, better financed and more experienced entities.

         Labor Considerations in the Entertainment Industry. The cost of producing and distributing entertainment programming has increased substantially in recent years due to, among other things, the increasing demands of creative talent and industry-wide collective bargaining agreements. Most scriptwriters, performers, directors and technical personnel involved in the Company's productions are members of guilds or unions that bargain collectively on an industry-wide basis from time to time. Action by these guilds or other unions can significantly disrupt production and have a material adverse effect on the Company.

         Protection of Propriety Rights. Although the Company plans to take what management believes are appropriate and reasonable measures to secure, protect and maintain or obtain agreements to secure protect and maintain, copyright and other protections for all of its properties under the laws of applicable jurisdictions, no assurance can be given that it will be successful in implementing these actions or that others will not infringe upon the Company's proprietary rights, in which event, the Company may not have sufficient resources to enforce or defend these rights.

         Regulation of Television and Motion Picture Industry. United States television stations and networks, as well as foreign governments, impose restrictions on the content of its programs. The Code and Ratings Administration of the Motion Picture Association of America, an industry trade association, decides ratings for age group suitability for domestic theatrical distribution of its programs. Although it is unlikely that any of the Company's present productions would fail to meet the criteria established for domestic and foreign broadcast, to the extent that the Company's projects do not comply with such standards and practices, they may be required to be edited before exhibition on applicable television stations, networks and in foreign territories.

         Retention of Key Personnel. The Company's operations are dependent upon the services of Henry Siegel and Paul Siegel. The loss of Henry Siegel or Paul Siegel could have a material adverse effect on the Company's business. The Company's success also depends upon its ability to attract and retain highly-skilled management and other personnel. Competition for such personnel is intense, and the inability to attract and retain additional qualified employees or the loss of current key employees could materially and adversely affect the Company's business, operating results and financial condition.

         Preferred Stock. The Company's Certificate of Incorporation authorizes the issuance of 15,000,000 shares of Preferred Stock with designation, rights and preferences determined from time to time by its Board of Directors. Accordingly, the Company's Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

Risks Relating to this Offering

         Volatility of Common Stock. There has been volatility in the market price of securities of entertainment companies. Future announcements concerning the Company or its competitors, including variations in financial results, changes in general market conditions, governmental regulations or other developments may have a significant impact on the market price of the Company's Common Stock and could cause the market price of the Company's Common Stock to fluctuate significantly. In addition, broad market fluctuations and general economic or political conditions may adversely affect the market price of each of the Company's securities, regardless of the Company's actual performance.

         No Assurance of Active Market. The Common Stock is quoted on the OTC Bulletin Board and traded on the Frankfurt and Berlin Stock Exchanges. There can be no assurance that an active market in the Common Stock will develop. In the absence of an active public trading market, an investor may be unable to liquidate his or her investment.

         Nonpayment of Dividends. The Company has never declared or paid a cash dividend on its Common Stock and does not expect to pay cash dividends in the foreseeable future.

         Dilutive Effect of Options, Warrants and Convertible Securities. As of the date hereof, there were options, warrants and notes outstanding to purchase or acquire in excess of 27,000,000 shares of Common Stock, with exercise and converging prices ranging from $.10 to $1.10 per share and which will expire on various dates through April 1, 2002. The outstanding convertible notes are convertible based upon market prices in the future and the number of shares are presently indeterminate. If the outstanding options and warrants are exercised or notes converted, the percentage of capital stock then held by the existing stockholders will be reduced. Furthermore, the outstanding options and warrants can be expected to be exercised at a time when the Company would be able to obtain funds from the sale of Common Stock or other securities at a price higher than the exercise prices or conversion prices thereof.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information as of May 1, 1999 with respect to the Selling Stockholders. The number of Shares that may actually be sold by the Selling Stockholders will be determined by the Selling Stockholders, which may depend upon a number of factors, including, among other things, the market price of the Common Stock.

                                    Number of Shares of       Number of Shares          Shares of Common Stock
                                    Common Stock Owned        of Common Stock           Owned After Sale of
Name of Stockholder                 Before Offering (1)(4)    Being Offered             All Shares (2)(4)
-------------------                 -----------------------   ----------------          ----------------------
Brae Limited                             356,556                   350,000(3)                  6,556
Staffin Limited                          651,666                   650,000(3)                  1,666
Rowlett Enterprises                      800,000                   800,000(3)                    -0-
Southern Provinces                       800,000                   800,000(3)                    -0-
Coastal Provinces                        800,120                   800,000(3)                    120
NewCard, Inc.                            800,000                   800,000(3)                    -0-
Newco. Management                        800,000                   800,000(3)                    -0-
Rothesay Limited                         285,539                   285,539(3)                    -0-
Chesterton Trading                       500,000                   500,000(3)                    -0-
Robert Lancelotti                      3,100,000                 3,100,000                       -0-
Carol Sitte                            1,000,000                 1,000,000                       -0-
Millpart Limited                       1,000,000                 1,000,000(3)                    -0-
Byron R. Lerner                        3,250,000                 3,250,000                       -0-

Darrell C. Lerner                          40,000                    40,000                   -0-
Conviro Associates                        500,000                   500,000                   -0-
R&A Cervasio                              100,000                   100,000                   -0-
S&J Aiello                                125,000                   125,000                   -0-
B&F Marano                                100,000                   100,000                   -0-
Gloria Samuels                            250,000                   250,000                   -0-
James Faro                                 10,000                    10,000                   -0-
Frank Massro                                5,000                     5,000                   -0-
Timothy Deignan                             5,000                     5,000                   -0-
Eric Tjaden                                20,000                    20,000                   -0-
James Tubbs                                10,000                    10,000                   -0-
Eunyung Eudie Yang                         10,000                    10,000                   -0-
Richard Volpe                              10,000                    10,000
Lino Ricciardi                             20,000                    20,000                   -0-
Donald J. Schliefer                       100,000                   100,000                   -0-
Artur Gomes                               100,000                   100,000                   -0-
Oranzio Bencivenni                        100,000                   100,000                   -0-
Luigi Andreotti                            50,000                    50,000                   -0-
Esquire Trades Finance Inc.             9,450,000                 9,450,000(4)                -0-
Ellis Enterprises Ltd.                    737,500(4)                737,500(4)                -0-
Austinvest An Stalt Balzers             9,450,000(4)              9,450,000(4)                -0-
Amro International                      5,750,000(4)              5,750,000(4)                -0-
Nesher Inc.                             2,800,000(4)              2,800,000(4)                -0-
Guarantee & Finance Corp.               2,100,000(4)              2,100,000(4)                -0-
Libra Finance, SA                       1,150,050(3)              1,150,000(3)                -0-
Talibya B. Investments                    237,500(3)                237,500(3)                -0-
J. Hayut                                  525,000(3)                525,000(3)                -0-
Henry Siegel Pension Trust              1,687,420(3)              1,687,420                   -0-
Irving Greenman                           500,000(3)                500,000                   -0-
Barbara Hamway                            500,000(3)                500,000                   -0-
Richard Gersh Associates, Inc.            352,770(3)                352,770                   -0-
Paul Siegel(5)                          4,286,614                 1,381,250            2,905,364
Henry Siegel(5)                         4,567,864                 2,012,500            2,555,364
Ray Volpe(5)                            3,342,864                   437,500            2,905,364
Pegasus Finance                           260,000                   260,000                   -0-
Gary Hudson                               100,000                   100,000                   -0-
Richard Kostyra                           350,000                   350,000                   -0-
Omega Marble                               20,000                    20,000                   -0-
Jack Woolf                                 35,000                    35,000

----------

(1) Represents those shares of Common Stock held by the Selling Stockholders, if any, together with those shares that such Selling Stockholders have the right to acquire within 60 days from the date of this Prospectus.

(2) Assumes all of the Shares being offered will be sold. Because the Selling Stockholders may sell all, some or none of the Shares that he, she or it holds, and because the offering contemplated by this Prospectus is not now a "firm commitment" underwritten offering, the actual number of Shares that will be held by the Selling Stockholders upon or prior to termination of this offering may vary. See "Plan of Distribution."

(3) Represents the number of shares issuable upon the exercise of Warrants or options.

(4) Represents rights to obtain an indeterminate number of shares based on lower of market price of a fixed price pursuant to convertible notes. The number above reflects the minimum number of shares required to be registered pursuant to the terms of such pursuant to convertible notes, except for 37,500 shares in case of Ellis Enterprises Ltd. and 150,000 shares in case of Amro International which are issuable upon exercise of warrants.

(5) Includes shares subject to presently exercisable options. Messrs. Henry Siegel, Paul Siegel and Ray Volpe have been granted presently exercisable Options covering 2,012,500, 1,381,250 and 437,500 shares. The foregoing excludes 1,687,420 shares subject to presently exercisable owned by the Henry Siegel Pension Fund of which Mr. Siegel is a beneficiary. If these shares were included as owned by Mr. Siegel he would beneficially own 6,255,284 shares prior to sale.

(6) Does not include unrestricted shares held by unaffiliated shareholders, the amount of such shares varies from time to time as the holders purchase and sell such shares periodically.

         The Selling Stockholders may have sold, transferred or otherwise disposed of all or a portion of their Shares since the date on which they provided the information regarding their Common Stock in transactions exempt from the registration requirements of the Securities Act. Additional information concerning the Selling Stockholders may be set forth from time to time in prospectus supplements to this Prospectus. See "Plan of Distribution.

                              PLAN OF DISTRIBUTION

         Sales of the Shares may be made from time to time by the Selling Stockholders, or, subject to applicable law, by pledgees, donees, distributees, transferees or other successors in interest. Such sales may be made on the over-the-counter market or foreign securities exchange (any of which may involve crosses and block transactions), in privately negotiated transactions or otherwise or in a combination of such transactions at prices and at terms then prevailing or at prices related to the then current market price, or at privately negotiated prices. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this Prospectus. Without limiting the generality of the foregoing, the Shares may be sold in one or more of the following types of transactions:
(a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate in the resales.

         In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell Shares short and deliver the Shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder, which the broker-dealer may resell pursuant to this Prospectus. The Selling Stockholders may also pledge the Shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged Shares pursuant to this Prospectus.

         Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated in connection with the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

         Information as to whether underwriters who may be selected by the Selling Stockholders, or any other broker-dealer, is acting as principal or agent for the Selling Stockholders, the compensation to be received by underwriters who may be selected by the Selling Stockholders, or any broker-dealer, acting as principal or agent for the Selling Stockholders and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this Prospectus (the "Prospectus Supplement"). Any dealer or broker participating in any distribution of the Shares may be required to deliver a copy of this Prospectus, including the

Prospectus Supplement, if any, to any person who purchases any of the Shares from or through such dealer or broker.

         The Company has advised the Selling Stockholders that during such time as they may be engaged in a distribution of the Shares included herein they are required to comply with Regulation M promulgated under the Exchange Act. In general, Regulation M precludes the Selling Stockholders, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. A "distribution" is defined in the rules as an offering of securities that is distinguished from ordinary trading activities and depends on the "magnitude of the offering and the presence of special selling efforts and selling methods." Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

         It is anticipated that the Selling Stockholders will offer all of the Shares for sale. Further, because it is possible that a significant number of Shares could be sold at the same time hereunder, such sales, or the possibility thereof, may have a depressive effect on the market price of the Common Stock.

                            DESCRIPTION OF SECURITIES

         The following descriptions of the Company's securities are qualified in all respects by reference to the Certificate of Incorporation and By-laws of the Company. The Certificate of Incorporation authorizes the Company to issue 100,000,000 shares of Common Stock, $.001 par value, and 15,000,000 shares of "blank check" Preferred Stock, $.001 par value (the "Preferred Stock").

Common Stock

         As of April 15, 1999 there were 40,955,960 shares of Common Stock outstanding. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferential rights with respect to future outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights and have no rights to convert their Common Stock into any other securities. All shares of Common Stock have equal, non-cumulative voting rights, and have no preference, exchange, preemptive or redemption rights.

Preferred Stock

         As of the date hereof, there were no shares of Preferred Stock outstanding. The Company's Certificate of Incorporation authorizes the issuance of the Preferred Stock with designations, rights and preferences determined from time to time by its Board of Directors. The Preferred Stock may be issued in series, and the Preferred Stock of each series will have such rights and preferences as are fixed by the Board of Directors in the resolutions authorizing the issuance of that particular series. In designating any series of the Preferred Stock, the Board of Directors may fix the number of shares of the Preferred Stock constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Common Stock), rights and terms of redemption (including any sinking fund provisions) and the liquidation preferences of the series of the Preferred Stock. It is possible, without any action of the stockholders of the Company, that the holders of any series of the Preferred Stock, when and if issued, will have priority claims to dividends and to any distributions upon liquidation of the Company and that they may have other preferences over the holders of the Common Stock. The Board of Directors may issue series of the Preferred Stock without action of the stockholders of the Company.

         The issuance of the Preferred Stock may be used as an anti-takeover device without further action on the part of the stockholders. Furthermore, the issuance of the Preferred Stock may dilute the voting power of holders of the Common Stock (such as by issuing Preferred Stock with super-voting rights) and may render more difficult the removal of current management, even if such removal may be in the stockholders' best interests. The Company has no current plans to issue any of the Preferred Stock.

Delaware Law and Certain Charter Provisions

         The Company will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the previous three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series owned by the interested stockholder. The Company's Certificate of Incorporation and By-laws contain certain additional provisions which may have the effect of delaying or preventing a change in control of the Company. Such provisions include blank check preferred stock (the terms of which may be fixed by the Board of Directors without stockholder approval). Accordingly, the Company's Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

Transfer and Warrant Agent

         The transfer agent for the Common Stock is Holladay Stock Transfer,
Inc.


                                  LEGAL MATTERS

         Certain legal matters in connection with the securities being offered hereby will be passed upon for the Company by Parker Duryee Rosoff & Haft, New York, New York 10017.


                                     EXPERTS

         The consolidated financial statements of the Company, included in the Company's annual report on Form 10-KSB for the fiscal year ended December 31, 1998, which annual report has been incorporated herein by reference, have been audited by Liebman Goldberg and Drogin LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the report of said firm given upon their authority as experts in accounting and auditing.

                              -------------------

         No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus or incorporated by reference to this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information contained herein is correct as of any time subsequent to its date.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.

         The following table sets forth the Company's estimates of the expenses to be incurred by it in connection with the Common Stock being offered hereby:


SEC Registration Fee...................................          $

Printing expenses......................................

Legal fees and expenses................................

Accounting fees and expenses...........................

Blue Sky expenses......................................

Miscellaneous expenses.................................

          TOTAL........................................          $

------------
* Estimated


Item 15. Indemnification of Directors and Officers.

         Article Sixth of the Certificate of Incorporation of Kaleidoscope Media Group, Inc. (the "Company") provides that no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the Company or its stockholders, (2) acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the Delaware General Corporation Law or (4) a transaction from which the director derived an improper personal benefit. Article Sixth also provides that the Company shall indemnify, to the fullest extent permitted by Sections 102(b)(7) and 145 of the Delaware General Corporation Law, as amended from time to time, any and all persons whom it shall have power to indemnify under such sections, including officers of the Company acting in such capacity.


Item 16. Exhibits and Financial Statement Schedules.

         4.1 Specimen Certificate representing the Common Stock, par value $.001 per share (1)

         5.1*     Opinion of Parker Duryee Rosoff & Haft A Professional
                  Corporation

         23.1     Consent of Liebman, Goldberg & Drogin LLP (2)

         23.2     Consent of Parker Duryee Rosoff & Haft (included in
                  Exhibit 5.1)

         24.1 Power of Attorney (included on the signature page of Part II of this Registration

----------------
         *        To be filed by amendment.

         (1) Filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997 and incorporated herein by reference.

         (2) Filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998 and incorporated herein by reference.

Item 17. Undertakings.

         The undersigned Company hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement, shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to Item 15 of Part II of the Registration Statement, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

              In accordance with the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 14, 1999.

                                           KALEIDOSCOPE MEDIA GROUP INC.


                                           By: /s/ Henry Siegel
                                              ---------------------------------
                                                    Henry Siegel
                                                    Chief Executive Officer


              KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Henry Siegel and Paul Siegel, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and the documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

              In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.



         Signatures                       Capacity                                             Date
         ----------                       --------                                             ----
/s/ Henry Siegel                          Chief Executive Officer, Director                May 14, 1999
----------------------------              (Principal Executive Officer)
Henry Siegel

/s/ Paul Siegel
----------------------------              President, Director                              May 14, 1999
Paul Siegel

/s/ Irving Greenman
----------------------------              Chief Financial Officer (Principal Financial     May 14, 1999
Irving Greenman                           Officer and Principal Accounting Officer)


----------------------------              Director
Ray Volpe

/s/ Martin Miller
----------------------------              Director                                         May 14, 1999
Martin Miller


